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                                                                    EXHIBIT 20.1


                          [POWER-ONE LOGO / LETTERHEAD]

                          POWER-ONE, INC. PRESS RELEASE


POWER-ONE, INC.
740 Calle Plano
Camarillo, CA  93012
(805) 987-8741
TRADED:  NASDAQ:  PWER


FOR IMMEDIATE RELEASE
JULY 28, 2000

                    POWER-ONE ADOPTS STOCKHOLDER RIGHTS PLAN

CAMARILLO, CALIFORNIA - JULY 28, 2000 - Power-One, Inc. (NASDAQ: PWER) announced that it has adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed for each outstanding share of the company's common stock held at the close of business on August 7, 2000.

Steven J. Goldman, Chairman of the Board and Chief Executive Officer, stated that "the board adopted the new plan to protect against future abusive takeover tactics. The plan was not adopted in response to any specific effort to acquire control of the company, and the board is not aware of any such effort. The plan is intended to ensure that all stockholders receive fair and equitable treatment in the event of unsolicited attempts to acquire the company." Mr. Goldman also noted that similar plans had been adopted by over 1,500 public companies.

Each right will entitle a holder of Power-One common stock to buy one one-thousandth of a share of a new series of preferred stock at an exercise price of $625, subject to adjustment. If a person acquires more than 15% of the company's common stock, or in the event of a squeeze-out merger, holders of the rights would be entitled to purchase either the company's stock or stock in the merged entity at half of market value. The company will be entitled to redeem the rights for a nominal amount at any time until the day that a 15% position has been acquired.

Additional details will be outlined in a summary to be mailed to all stockholders on or about August 10, 2000. Stephens Inc. acted as financial advisor.

About Power-One:

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Power-One is a leading manufacturer of power conversion products designed primarily for communications applications. DC rack power systems are sold directly to Internet service providers and telecom central offices. Embedded OEM power products include AC/DC and DC/DC products and are sold to manufacturers of datacom and telecom equipment. Power-One also supports key customers in the automated/semiconductor test equipment industry and other high-end industrial markets.

The company is comprised of the AC&DC Power Systems, High Density-Board Mounted Power, Compact Power Systems, Telecom Systems and Powec divisions.

Power-One, with headquarters in Camarillo, CA, has over 5,500 employees with manufacturing operations in Irvine, CA; Boston, MA; Mexico; Dominican Republic; Puerto Rico; Norway; Switzerland; Ireland; Slovakia; and China.

For information on Power-One and its products, visit the company's website at WWW.POWER-ONE.COM.


CONTACT:
Ed Schnopp, Power-One:  805-987-8741
At the Financial Relations Board:  310-442-0599
         Jill Fukuhara, Analyst Contact
         Fiona Ross, General Information
         Michaelle Burstin, Media Inquiries
Kent Sorrells, Stephens Inc.:  501-377-3444